

October 15, 2021

Georgette C. Nicholas
President and Chief Financial Officer
Midwest Holding Inc.
2900 S. 70th, Suite 400
Lincoln, Nebraska 68506

      Re: Midwest Holding Inc
           Form 10-K for the Fiscal Year Ended December 31, 2020
           Filed March 15, 2021
           Form 8-K Dated August 12, 2021
           Filed August 12, 2021
           File No. 001-39812

Dear Ms. Nicholas:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance